Exhibit 99.107

NEWS RELEASE

ORLA MINING APPOINTS ERIC COLBY TO ITS BOARD OF DIRECTORS AS THE NEWMONT NOMINEE

VANCOUVER, BC – December 4, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce the appointment of Eric Colby to its Board of Directors as nominated by Newmont Corporation (“Newmont”). The appointment is effective immediately.

Mr. Colby is currently Vice President, Investor Relations and Corporate Communications at Newmont, where he leads the company’s investor relations, internal communications, and media relations. Prior to this role, he served in the corporate development group since 2013 where he had an active role in a number of completed transactions including the acquisition of Goldcorp Inc. and the formation of the Nevada Joint Venture with Barrick Gold Corporation. Eric joined Newmont in 2007 and has held several roles in the corporate office and spent several years working at the Yanacocha operations in Peru. He holds a Bachelor of Science in Finance from the University of Denver.

Chuck Jeannes, Chairman of the Board of Orla, commented, “On behalf of the Board, I would like to welcome Eric to Orla. He brings significant global mining experience and has played a key role in important transactions in our industry in recent years. His addition reflects Newmont’s continued commitment to the advancement of Camino Rojo and to the growth of Orla. We look forward to Eric’s contribution as the Company transitions from development to gold production.”

In connection with Orla’s purchase of the Camino Rojo project from Goldcorp Inc.1 (now “Newmont”) on November 7, 2017, Newmont was granted the right to appoint one nominee to the board of directors of Orla for as long as it maintains a 10% interest or greater in the Company. Newmont currently holds 41.1 million common shares of the Company representing approximately 18.0%.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

1 Goldcorp Inc. is a predecessor company to Newmont, prior to April 18, 2019. Newmont is a publicly traded company resulting from the combination of Newmont Mining Corporation and Goldcorp Inc., effective April 18, 2019.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the use of funds, the timing of meeting certain conditions with respect to the Credit Facility, the timing of equipment delivery, the results of exploration and planned exploration programs, anticipated cost savings, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the Credit Facility will be met, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

2